

August 23, 2021

Peter Wall
Chief Executive Officer
Argo Blockchain Plc
9th Floor
16 Great Queen Street
London WC2B 5DG
England

> **Re: Argo Blockchain Plc**
> **Registration Statement on Form F-1**
> **Filed, August 19, 2021**
> **File No. 333-258926**

Dear Mr. Wall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2021 letter.

Registration Statement on Form F-1

Summary Historical Consolidated Financial Data, page 9

1. We note your revised disclosures and response to prior comments 3 and 6. The most directly comparable IFRS measure to Bitcoin and Bitcoin Equivalent Mining Margin is gross margin. While we note you disclose gross margin on page 10, the IFRS measure should be presented with equal or greater prominence to the non-IFRS measure. Therefore, please further revise to also include gross margin in the table on pages 9 and 74, with greater prominence to the non-IFRS measure. Also, revise footnotes (2) on page 10, as well as other disclosures throughout the filing, to refer to the appropriate

comparable IFRS measure of gross margin. Lastly, specific to the EBITDA measure presented on page 74, please present net income/(loss) for each period with greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Risk Factors
Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales..., page 59

2.   Please revise to clarify that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators of Performance and Financial Condition, page 74

3.   We note you disclose that the measure of average direct cost per bitcoin and bitcoin equivalent mined is useful as it reflects average direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Please revise to also address why you believe it is useful to exclude depreciation of mining and computer equipment from this measure as it would appear these are also direct costs of the equipment used to mine bitcoin and bitcoin equivalent. In addition, where you discuss this measure, revise to clarify that the direct costs are exclusive of depreciation. Lastly, please remove the reference to gross profit in footnote (3) on page 10, and similar references here, as gross profit is not a comparable measure to average direct cost per Bitcoin or Bitcoin equivalent mined.

Description of Share Capital and Articles of Association, page 112

4.   You state here that there were 10,223,076 options and 535,821 warrants outstanding at June 30, 2021 to purchase ordinary shares. Please reconcile such disclosures to the 44,845,769 combined options and warrants outstanding at December 31, 2020 as disclosed on page F-24. Also, revise to include the disclosures required by IFRS 2.45(b) for the six months ended June 30, 2021.

Notes to Financial Statements
Note 3. Significant Accounting Policies, page F-9

5.   Please revise to include a discussion of the composition of direct costs, similar to what you disclose on page 75.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff

Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Martin A. Wellington